Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address

Mayfair Gold Corp. (the “Company”)

2770 Plymouth Drive, Suite 101

Oakville, Ontario

P0K 1N0

Item 2	Date of Material Change

October 1, 2026.

Item 3	News Release

The Company disseminated the news release reporting the material change described in this report through the facilities of Canada Newswire on October 1, 2026 and subsequently filed the news release under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On October 1, 2026, the Company announced that it had entered into a subscription agreement in connection with a strategic equity investment of C$10 million and an engagement letter and non-binding term sheet with Macquarie Bank Limited (“Macquarie”) for a proposed C$300 million project finance facility, for a total proposed financing package of up to C$310 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 1, 2026, the Company announced that it had entered into a subscription agreement in connection with a strategic equity investment of C$10 million and an engagement letter and non-binding term sheet with Macquarie for a proposed C$300 million project finance facility (the “Facility”), for a total proposed financing package of up to C$310 million. The financing would support development of the Company’s 100%-owned Fenn-Gib Gold Project (“Fenn-Gib” or the “Project”) in the Timmins region of Northern Ontario.

Highlights

•

Equity investment – Macquarie has entered into a subscription agreement for C$10 million of common shares in the capital of the Company, priced at C$4.26, representing a 10% premium to the 5-day VWAP, aligning a leading global resources bank with the Company’s shareholders.

•

Project finance facility – non-binding engagement letter to arrange a C$300 million project finance facility (inclusive of up to C$20 million capitalized interest) which, if completed on the terms contemplated, would fund the majority of the C$450 million initial development capital estimated in the 2026 Pre-Feasibility Study.

•

Early draw feature – the proposed Facility includes a C$25 million early drawdown tranche expected to be available on closing, which would provide financial flexibility to fund early works, long-lead equipment purchases and detailed engineering ahead of full construction drawdowns.

•

Interest rate – Adjusted Term Canadian Overnight Repo Rate Average “CORRA” plus 4.75% per annum, stepping down to Adjusted Term CORRA plus 4.25% per annum following project completion, with up to C$20 million of interest capitalizable during construction.

•

Repayment terms aligned with the mine plan – quarterly repayments would commence six months after the start of commercial production, with full repayment no later than 72 months after initial drawdown of the Facility following the early drawdown tranche.

•

Gold offtake – the financing package includes an offtake right in favour of Macquarie over the first 50,000 ounces of gold produced each year, to a maximum of 300,000 ounces, priced at a published reference price less US$50 per ounce, with 50% of such gold offtake vesting concurrently with signing of the engagement letter and closing of Macquarie’s equity investment and the remaining 50% of such gold offtake vesting on closing of the Facility.

Under the non-binding term sheet, Macquarie would act as Mandated Lead Arranger, Agent and Sole Underwriter of the Facility, which would be structured as a project finance facility. The proceeds would be used to partially fund the development, construction, commissioning and start-up of Fenn-Gib, together with associated working capital and project costs. The Facility would be secured by first-ranking security over the Project. Macquarie may, in consultation with the Company, arrange participation by additional lenders or risk participants in respect of a minimum of 30% of the Facility amount.

The term sheet is non-binding. The proposed Facility and related transactions remain subject to completion of due diligence, including review by an independent engineer, negotiation and execution of definitive documentation, and satisfaction of conditions precedent customary for a financing of this nature.

The C$10 million strategic equity investment will be priced at C$4.26, representing a 10 percent (10%) premium to the 5-day volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange (the “Exchange”) on and including September 30, 2026, subject to Exchange acceptance.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Drew Anwyll, Chief Executive Officer

(855) 350-5600

Item 9	Date of Report

October 1, 2026.

Cautionary Note Regarding Forward-Looking Information

This material change report contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this material change report includes, but is not limited to, building and operating the Project, the completion of the proposed financing with Macquarie on the terms described in this material change report or at all, the availability, size, structure, pricing, drawdown and repayment of the Facility and the early draw tranche, the completion of the proposed equity investment, including the Exchange’s acceptance thereof, and gold offtake, and the sufficiency of the financing package relative to estimated development capital required by the Company. Although the Company believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this material change report is as at the date of this material change report, and the Company does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.